UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

ENTERTAINMENT ART, INC.
(Exact name of registrant as specified in its charter)

Nevada	26-0370478
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

c/o Joseph Koegel
Entertainment Art, Inc.
571 Wahsington Street
West Hempstead, New York 11552
(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [   ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities Act registration statement file number to which this form relates: File No. 333-152404 (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: Common Shares, $0.001 value (Title of class)

Item 1.  Description of Registrant’s Securities to be Registered.

The following description of the authorized capital of Entertainment Art, Inc. (the “Company” or “we”) does not purport to be complete and is subject to and qualified in its entirety by our Articles of Incorporation, which is included as an exhibit to the registration statement filed with the Securities and Exchange Commission on July 18, 2009 (file no. 333-152404) and by the applicable provisions of the Nevada Revised Statutes.

The total number of shares of stock which we have authority to issue is One Hundred and Ten Million (110,000,000), which consists of the following: (a) 100,000,000 shares of common stock, par value $0.001 per share (the "Common Stock"), of which 1,810,000 are issued and outstanding; and (b) 10,000,000 shares of preferred stock, par value $0.001 per share (the "Preferred Stock"), of which no shares are issued and outstanding.

Common Stock

Subject to the rights of holders of shares of Preferred Stock in the future, if any, holders of our Common Stock are entitled to share equally on a per share basis in such dividends as may be declared by our Board of Directors out of funds legally available therefore. There are presently no plans to pay dividends with respect to our Common Stock. Upon our liquidation, dissolution or winding up, after payment of creditors and the holders of any of our shares of Preferred Stock, if any, our assets will be divided pro rata on a per share basis among the holders of our Common Stock. The Common Stock is not subject to any liability for further assessments.

Each holder of the Common Stock is entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors.  The holders of the Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

Preferred Stock

Shares of the Preferred Stock are not included in this registration statement. There are no issued and outstanding shares of Preferred Stock. Our Board of Directors has the authority, without further action by the holders of the outstanding shares of Common Stock, to issue shares of Preferred Stock with rights superior to the rights of the holders of shares of Common Stock from time to time in one or more series, to fix the number of shares constituting any series, and to fix the terms of any such series, including dividend rights, dividend rates, conversion or exchange rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price and the liquidation preference or such series.  As a result, shares of Preferred Stock could be issued quickly and easily, negatively affecting the rights of holders of shares of Common Stock and could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult. Because we may issue up to our authorized number of shares of Preferred Stock in order to raise capital for our operations, the ownership interest of the holders of Common Stock may be diluted which results in the percentage of ownership of such holders in us decreasing.

Item 2. Exhibits.

Exhibit No.	Description
3.1	Articles of Incorporation*
3.2	Bylaws*

* Previously filed with the Registrant’s Registration Statement on Form S-1, file number 333-152404, filed with the Securities and Exchange Commission on July 18, 2008, and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 22, 2009

ENTERTAINMENT ART, INC.

By.	/s/ Joseph Koegel
Name:	Joseph Koegel
Title:	President, Chief Executive Officer, and Director (Principal Executive Officer)

By.	/s/ David Lubin
Name:	David Lubin
Title:	Secretary and Director